



PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN ANNOUNCES NEW TEMPER MILL

MONTREAL, June 22, 2004 - Novamerican Steel Inc. (**NASDAQ : TONS**) announced today, the installation of a new in-line temper mill and cut-to-length line to be located in the Company's new 160,000 square foot central manufacturing and processing facility in Montreal. The new mill is expected to be in operation by the fourth quarter 2004.

The in-line temper mill will include a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper rolling 40 ton coils up to ½" thick by 72" wide. The mill is also capable of temper rolling coils up to 80,000 min. yield and creating elongations of up to 3%.

Bryan Jones, President and CEO, commented, "As manufacturers continue to invest in laser cutting technology, Novamerican Steel is committed to delivering higher standards of quality in the sheet and plate markets. Our new temper mill will allow us to supply superior quality product which will enhance the productivity of our customer's laser cutting equipment. The temper rolling process will improve surface finish, eliminate coil memory ("springback") and ensure flatness".

The in-line temper mill and cut-to-length line will join the previously announced new ½" x 72" wide slitter that has been operating since the second quarter. In addition to these two new pieces of equipment, the Company has upgraded, rebuilt and transferred two existing lines, a ¼" x 60" slitter and a ¼" x 72" cut-to-length line, to bring the total number of lines in the new facility to four.

The new facility will have a yearly slitting and leveling capacity of over 400,000 tons, and the tons per man hour will be dramatically improved over current rates. Operating efficiencies from the new equipment and logistical advantages created from the new location will result in significant savings beginning in 2005. The new investments are part of an ongoing effort to increase market share, improve efficiency and safety and lower production costs.

Novamerican Steel will announce its second quarter 2004 results on Wednesday, June 23, 2004.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.
Visit us at www.novamerican.com.